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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)


                       Forest City Enterprises, Inc.
                              (Name of Issuer)


             Class B Common Stock, par value $.33 1/3 per share
                       (Title of Class of Securities)


                                 345550305
                               (CUSIP Number)


                                Steven Roth
                           Interstate Properties
                                Park 80 West
                                  Plaza II
                      Saddle Brook, New Jersey  07662
                               (201) 587-1000

(Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                            Janet T. Geldzahler
                            Sullivan & Cromwell
                              125 Broad Street
                         New York, New York  10004
                               (212) 558-3869

                               March 29, 1994
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

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- --------------------
CUSIP NO. 345550305
- --------------------
- ------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Interstate Properties
                  22-1858622
- ------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ X]

                                                      (b)  [  ]
- ------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------
 4    SOURCE OF FUNDS
      N/A
- ------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
- ------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
    SHARES  ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              216,300
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              216,300
- ------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                              216,300
- ------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [ X]
- ------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.6%
- ------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                  PN
- ------------------------------------------------------------

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- --------------------
CUSIP NO. 345550305
- --------------------
- ------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Steven Roth
                  ###-##-####
- ------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ X]

                                                      (b)  [  ]
- ------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------
 4    SOURCE OF FUNDS
      N/A
- ------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
- ------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             1,750
    SHARES  ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              216,300(1)
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON                     1,750
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              216,300
- ------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                              218,050
- ------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [ X]
- ------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.7%
- ------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                  IN
- ------------------------------------------------------------
(1)   In his capacity as a general partner of Interstate Properties.

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- --------------------
CUSIP NO. 345550305
- --------------------
- ------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Russell B. Wight, Jr.
                  ###-##-####
- ------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ X]

                                                      (b)  [  ]
- ------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------
 4    SOURCE OF FUNDS
      N/A
- ------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
- ------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             1,150
    SHARES  ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              216,300(1)
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON                     1,150
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              216,300(1)
- ------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                              217,450
- ------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [ X]
- ------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.7%
- ------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                  IN
- ------------------------------------------------------------
(1)   In his capacity as a general partner of Interstate Properties.

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            This Amendment No. 5 amends the Schedule 13D Statement originally filed by Interstate Properties, Steven Roth and Russell B. Wight, Jr. on

January 15, 1987 with respect to the Class B Common Stock, par value $.33 1/3 per share (the "Class B Stock"), of Forest City Enterprises, Inc., an Ohio

corporation ("Forest City").


Item 5.     Interest in Securities of the Issuer.

            (a)   As of the close of business on April 1, 1994, Interstate

Properties, Mr. Roth and Mr. Wight own in the aggregate 219,200 shares of

Class B Stock, which constitutes approximately 5.7% of the outstanding shares of Class B Stock, based on 3,845,388 of such shares outstanding as of March 1,

1994 according to Forest City.  Interstate Properties owns 216,300 shares of

Class B Common Stock, Mr. Roth owns 1,750 shares of Class B Common Stock and

Mr. Wight owns 1,150 shares of Class B Common Stock.  In addition, Interstate owns 41,943 shares of Class A Common Stock.  Assuming the conversion of all

Class B Common Stock into Class A Common Stock, based on the shares outstanding at March 1, 1994, the Registrants would own in the aggregate

2.9% of the Class A Common Stock.

            (b)   As general partners of Interstate, Messrs. Roth, Wight

and Mandelbaum may be deemed to share the power to vote or to direct the vote or to dispose or to direct the disposition of the 216,300 shares of

Class B Stock held by Interstate.  Mr. Roth has the sole power to vote and to dispose or to direct the disposition of 1,750 shares of Class B Stock held by him, and Mr. Wight has the sole power to vote and to dispose of the

1,150 shares of Class B Stock held by him.

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            (c)   Within the past 60 days, Interstate Properties sold the

following shares of Class B Common Stock:

Date              Number Sold             Price per Share
1/31/94              2,000                      43
2/2/94               1,000                      43
2/3/94               1,000                      43
2/9/94               2,000                      43
2/17/94              1,000                      43 1/4
2/17/94                800                      43 1/4
2/22/94                700                      43 1/2
2/28/94                100                      44 1/8
2/28/94              1,300                      43 1/2
2/28/94              1,600                      44 1/2
2/28/94              1,900                      43 7/8
2/28/94              2,000                      44 1/4
3/1/94               1,100                      44 3/4
3/7/94                 900                      44 3/4
3/7/94                 500                      44 7/8
3/9/94               2,000                      44 7/8
3/10/94                500                      45
3/14/94                200                      45
3/15/94                400                      45 1/4
3/15/94              1,000                      45
3/16/94                200                      45 1/4
3/21/94                500                      45 1/4
3/22/94              2,000                      45 1/2
3/22/94                900                      45 1/4
3/22/94                600                      45 1/2
3/23/94              3,000                      46
3/23/94              2,500                      45 3/4
3/23/94              2,000                      46 1/4
3/25/94                100                      46
3/29/94              1,900                      45
3/29/94                100                      45 3/8
3/31/94                300                      44 1/4
3/31/94                200                      44 1/2

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                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Dated:      April 4, 1994

                                    INTERSTATE PROPERTIES



                                    By: /s/ Steven Roth
                                          Steven Roth
                                          General Partner

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                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Dated:      April 4, 1994


                                    By: /s/ Steven Roth
                                          Steven Roth

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                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Dated:      April 4, 1994


                                    By: /s/ Russell B. Wight, Jr.
                                          Russell B. Wight, Jr.